UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

JAVELIN MORTGAGE INVESTMENT CORP.

(Name of Subject Company)

JAVELIN MORTGAGE INVESTMENT CORP.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

CUSIP 47200B104

(CUSIP Number of Class of Securities)

James R. Mountain

Chief Financial Officer, Treasurer and Secretary

JAVELIN Mortgage Investment Corp.

3001 Ocean Drive, Suite 201

Vero Beach, Florida 32963 (317) 262-4666

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Richard A. Silfen, Esq.

Darrick M. Mix, Esq.

Duane Morris LLP

30 South 17th Street

Philadelphia, Pennsylvania 19103

(215) 979-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of this Amendment

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed by JAVELIN Mortgage Investment Corp., a Maryland corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) on March 8, 2016, as amended and supplemented by Amendment No. 1 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 10, 2016 and Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the SEC on March 15, 2016 (as so amended from time to time, the “Schedule 14D-9”), relating to the tender offer by JMI Acquisition Corporation, a Maryland corporation and a wholly-owned subsidiary of ARMOUR Residential REIT, Inc., a Maryland corporation, to purchase all of the issued and outstanding Shares, at a per share price equal to an amount in cash per share equal to 87% of the book value per Share (as calculated in accordance with the Merger Agreement), as of 5:00 P.M. New York City time on the date that is ten (10) business days prior to the expiration of the Offer, which we currently anticipate to be March 18, 2016, net to the holders thereof, in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2016 (as amended or supplemented from time to time), and the related Letter of Transmittal (as amended or supplemented from time to time), copies of which were filed with the Schedule 14D-9 and incorporated by reference therein as Exhibits (a)(1)(A) and (a)(1)(B) thereto.

The information in the Schedule 14D-9 is incorporated in this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3.  Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

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Item 8.  Additional Information

Item 8 (“Additional Information”) of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection to Item 8 after the last paragraph under the heading entitled “Litigation Relating to the Offer and the Merger”:

Curley Action

On March 14, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Curley v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001659, was filed in the Circuit Court for Baltimore City, Maryland (the “Curley Action”) against the Company, the Individual Defendants, ARMOUR, Acquisition and ACM.  The complaint generally alleges that the Individual Defendants breached fiduciary duties of care, loyalty, disclosure, good faith and fair dealing, claiming, among other things, that the Individual Defendants failed to take adequate measures to ensure that the interests of the Company’s stockholders are properly protected; failed to obtain a fair price for the Company’s stockholders; and failed to conduct a fair process and acquiesced to ARMOUR’s interests.  The complaint also alleges that ARMOUR, Acquisition and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Curley Action is properly maintainable as a class action; declaring that the Merger Agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable; rescinding, to the extent already implemented, the Merger Agreement, and or setting the Merger Agreement aside, or awarding recissory and compensatory damages to the plaintiff and the putative class of public Company stockholders, including pre-judgment and post-judgment interest; directing the defendants to account to the plaintiff and the putative class of public Company stockholders for all damages allegedly suffered by them as a result of defendants’ alleged wrongful conduct; awarding the plaintiff the costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem to be just and proper.  The Company and the other defendants believe the Curley Action lacks merit and intend to vigorously defend the action.

Rado Action

On March 15, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Rado, et al. v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001684, was filed in the Circuit Court for Baltimore City, Maryland (the “Rado Action”) against the Company, the Individual Defendants, ARMOUR and Acquisition.  The complaint generally alleges that the Individual Defendants breached fiduciary duties of loyalty, good faith and independence, claiming, among other things, that the Individual Defendants failed to undertake an appropriate evaluation of the Company’s value as a merger/acquisition candidate and failed to actively evaluate the Transactions in an attempt to obtain the highest value reasonably available for the Company’s public stockholders.  The complaint also alleges that ARMOUR and Acquisition aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Rado Action is properly maintainable as a class action and designating the plaintiffs as class representatives; preliminarily and permanently enjoining the Transactions, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for its stockholders; rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, or granting the plaintiffs and the putative class of public Company stockholders damages; directing the defendants to account to the plaintiffs and the putative class of public Company stockholders for all damages allegedly suffered by them as a result of defendants’ alleged wrongful conduct; awarding the plaintiffs the costs and disbursements, including reasonable attorneys’ and experts’ fees; and granting such other and further equitable relief as the Court may deem to be just and proper.  The Company and the other defendants believe the Rado Action lacks merit and intend to vigorously defend the action.

Heid Action

On March 16, 2016, a putative class action lawsuit on behalf of a putative class of public Company stockholders, captioned Heid v. Javelin Mortgage Investment Corp., et al., Case No. 24C16001706, was filed in the Circuit Court for Baltimore City, Maryland (the “Heid Action”) against the Company, the Individual Defendants, ARMOUR, Acquisition and ACM.  The complaint generally alleges that the Individual Defendants breached the fiduciary duties of good faith, fair dealing, loyalty, due care and full and candid disclosure, claiming, among other things, that the Individual Defendants failed to take steps to obtain the highest value available for the Company; failed to apprise themselves of the true value of the Company; failed to take steps necessary to comply with fiduciary duties, such as avoiding conflicts; and participated in self-dealing with respect to the Transactions.  The complaint also alleges that ARMOUR and ACM aided and abetted the Individual Defendants’ alleged breaches of fiduciary duty.  Among other things, the complaint seeks an order declaring that the Heid Action is a class action and designating the plaintiff as class representative and its counsel as class counsel; enjoining the defendants and all those acting in concert with them from taking any steps to consummate the

Transactions; directing the defendants, jointly and severally, to account to the plaintiff and the putative class of public Company stockholders for all damages allegedly suffered and to be suffered by them as a result of defendants’ alleged wrongful conduct if the Transactions are completed; in the event the Transactions are completed, rescinding the Transactions or ordering rescissory damages; awarding compensatory damages arising from the Transactions recoverable from the defendants, jointly and severally, in an amount to be determined, together with pre-judgment and post-judgment interest; awarding the plaintiff the costs and disbursements of the Heid Action, including a reasonable allowance for the fees and expenses of the plaintiff’s attorneys and experts fees; and granting such other and further equitable relief as may be just and proper. The Company and the other defendants believe the Heid Action lacks merit and intend to vigorously defend the action.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 18, 2016

JAVELIN MORTGAGE INVESTMENT CORP.

By:	/s/ James R. Mountain
James R. Mountain
Chief Financial Officer, Duly Authorized Officer, Treasurer and Secretary

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